UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission File No. 1-10308

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Avis Voluntary Investment
Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cendant Corporation
9 West 57th Street
New York, New York 10019

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
Avis Voluntary Investment Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Avis Voluntary Investment Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 22, 2005

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments:
Cash and cash equivalents	$52,362	$509,203
Mutual funds	26,198,361	25,299,986
Common/collective trusts	24,331,254	22,243,965
Guaranteed investment contracts	18,279,435	22,104,879
Cendant Corporation common stock	292,991	207,377
Loans to participants	2,120,402	1,879,543

Total investments	71,274,805	72,244,953

Receivables:
Participant contributions	42,877	127,389
Employer contributions	61,549	187,379
Interest and dividends	22,748	19,668

Total receivables	127,174	334,436

NET ASSETS AVAILABLE FOR BENEFITS	$71,401,979	$72,579,389

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS:
Net investment income:
Interest and dividends	$2,300,440
Net appreciation in fair value of investments	2,673,290

Net investment income	4,973,730

Contributions:
Participants	2,755,686
Employer	3,016,916
Rollovers	56,392

Total contributions	5,828,994

Total additions	10,802,724

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	6,805,069
Transfers of participant account balances to affiliated plans	5,163,945
Administrative expenses	11,120

Total deductions	11,980,134

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,177,410)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	72,579,389

END OF YEAR	$71,401,979

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Avis Voluntary Investment Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document which are available from Avis Rent A Car System, Inc. (the “Company” or “Plan sponsor”) for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Cendant Corporation (“Cendant”).

The Plan is a defined contribution plan and provides Internal Revenue Code (the “IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Cendant Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

During 2004, the Plan was amended to allow for certain of the Company’s employee account balances to be transferred to and assumed by the Cendant Car Rental Operations Support, Inc. Retirement Savings Plan (the “CCROS Plan”), as a result of Cendant Car Rental Operations Support Inc.’s establishment of the CCROS Plan on April 1, 2004. The Plan’s Statement of Changes in Net Assets Available for Benefits includes transfers of participant account balances to affiliated plans, which consists primarily of net assets of $5,077,705 transferred to the CCROS Plan during 2004.

The following is a summary of certain Plan provisions:

Eligibility – Each employee may elect to become a contributing participant after having met all of the following requirements: (i) the status of a non-union employee, (ii) the attainment of age 21 and (iii) the completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of specified compensation in 1% increments up to the statutory maximum of $13,000 for 2004. In addition, employees participating in the Plan may make additional contributions (that are not matched by employer contributions) from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) can contribute additional amounts as catch up contributions ($3,000 for 2004).

Employer Contributions – The Company contributes to the Plan with respect to each participating employee: (i) an amount equal to the sum of 50% of the first 6% of the participant’s compensation that is contributed to the Plan, plus (ii) an amount equal to 3% of the participant’s annual compensation. The Company may also make additional matching contributions at the discretion of the Company.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with the Internal Revenue Service (the “IRS”) regulations.

Fund Reallocations – Participants can reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and includes both employee and employer contributions. Only one reallocation is allowed each day.

Vesting – Participants are fully vested at all times with respect to their contributions to the Plan. Company matching contributions are fully vested upon 3 years of service without partial vesting prior thereto. The Company’s 3% contribution vests immediately.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw a certain portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. Amounts allocated to accounts of persons who elected to withdraw from the Plan but had not yet been paid were $22,109 at December 31, 2003. At December 31, 2004, no participants had elected to withdraw form the Plan who had not been paid. Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment, subject to the vesting requirements of the Plan.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. As of December 31, 2004 and 2003, forfeited non-vested account balances were $49,318 and $920,583, respectively. During the year ended December 31, 2004, employer contributions were reduced by $877,179 from the utilization of the forfeited non-vested accounts.

Loan Provisions – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance provided the vested balance is at least $2,000. The loans are secured by the balance in the participant’s vested account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition – The Plan’s investments in Cendant Corporation common stock, mutual funds, the common/collective trust that does not invest in guaranteed investment contracts, loans to participants and cash and cash equivalents are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. A portion of the Plan’s investments in common/collective trusts consists of a fund that invests primarily in guaranteed investment contracts with high quality insurance companies. The Plan’s investment in this common/collective trust is valued at amounts contributed, plus the Plan’s pro-rata share of interest income earned by the fund, less administrative expenses and withdrawals. The value recorded in the Plan’s financial statements for such fund was $24,090,357 and $22,119,406 at December 31, 2004 and 2003, respectively. The Plan’s investments in guaranteed investment contracts are recorded at contract value, which equals principal plus accrued interest (see Note 4 – Investment Contracts).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2004 and realized gains and losses on investments sold during the year then ended.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts, guaranteed investment contracts and Cendant Corporation common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Benefit Payments – Benefits to participants are recorded when paid.

3.	INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

	2004	2003
* Merrill Lynch Retirement Preservation Trust	$24,090,357	$22,119,406
Peoples Benefit Life Insurance Company	8,388,941	7,797,086
PIMCO CCM Capital Appreciation Fund	6,186,211	6,713,512
John Hancock Life Insurance Company	5,010,319	4,690,505
Principal Life Insurance Company	4,880,175	4,580,956
MFS Value Fund	4,660,272	4,576,843
New York Life Insurance Company	–	5,036,332

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value, as follows:

2004
Mutual funds	$2,117,624
Common/collective trusts	545,908
Cendant Corporation common stock	9,758

$2,673,290

*	Permitted party-in-interest

4.	INVESTMENT CONTRACTS

Guaranteed investment contracts provide a guaranteed return on principal invested over a specified time period. All investment contracts are fully benefit responsive and are recorded at contract value, which equals principal plus accrued interest. The total contract value at December 31, 2004 and 2003 was $18,279,435 and $22,104,879, respectively, which approximates fair value. The crediting interest rates at December 31, 2004 and 2003 for various investment contracts ranged from 6.19% to 7.71% and the average yield of these investments for the 2004 was 6.87%.

5.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated October 25, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2004 and 2003, the Plan held 12,532 and 9,312 shares of Cendant Corporation common stock with a cost basis of $281,557 and $112,604, respectively.

7.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

*****

Plan Number: 002
EIN: 11-1998661

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN

FORM 5500, PART IV, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT
END OF YEAR) AS OF DECEMBER 31, 2004

		Number of
Identity of Issue, Borrower,		Shares, Units
Lessor or Similar Party	Description of Investment	or Par Value	Cost***	Current Value

*Cendant Corporation Common Stock	Common stock fund	12,532		$292,991
*Merrill Lynch Equity Index Trust	Common/collective trust	2,710		240,897
*Merrill Lynch Retirement Preservation Trust	Common/collective trust	24,090,357		24,090,357
John Hancock Life Insurance Company	Guaranteed investment contract	5,010,319		5,010,319
Peoples Benefit Life Insurance Company	Guaranteed investment contract	8,388,941		8,388,941
Principal Life Insurance Company	Guaranteed investment contract	4,880,175		4,880,175
Davis NY Venture Fund	Mutual fund	81,494		2,501,050
ING International Value Fund	Mutual fund	107,214		1,892,321
Lord Abbett Bond Debenture Fund	Mutual fund	22,087		183,543
MASS Investment Growth Stock Fund	Mutual fund	27,334		337,847
MFS Mid-Cap Growth Fund	Mutual fund	18,377		164,289
MFS Value Fund	Mutual fund	201,395		4,660,272
Oppenheimer Capital Income Fund	Mutual fund	61,267		2,525,406
Oppenheimer Developing Markets Fund	Mutual fund	32,941		885,447
Oppenheimer International Growth Fund	Mutual fund	4,163		79,604
Oppenheimer Quest Balance Fund	Mutual fund	14,872		268,291
PIMCO CCM Capital Appreciation Fund	Mutual fund	349,109		6,186,211
PIMCO PEA Renaissance Fund	Mutual fund	23,642		629,347
PIMCO Total Return Fund	Mutual fund	210,665		2,247,791
Scudder RREEF Real Estate Fund	Mutual fund	15,511		316,113
State Street Aurora Fund	Mutual fund	75,903		3,072,549
The Oakmark Equity and Income Fund	Mutual fund	7,151		167,558
Vanguard Explorer Admiral Fund	Mutual fund	1,163		80,722
Various participants**	Participant loans			2,120,402
Cash and cash equivalents				52,362

Total				$71,274,805

*  Represents a permitted party-in-interest.

**  Maturity dates range from January 2005 to July 2019 at interest rates of 4.8% to 10.5%.

***  Cost information is not required for participant-directed investments.

*****

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Voluntary Investment Savings Plan

By:	/s/ Terence P. Conley
Terence P. Conley
Executive Vice President,
Human Resources and Corporate Services
Cendant Corporation

Date: June 24, 2005